UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number:  001-38502

EURODRY LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by EuroDry Ltd. (the “Company”) on November 13, 2025: EuroDry Ltd. Reports Results for the Quarter and Nine-Month Period Ended September 30, 2025 and Announces Debt Financing Arrangements for its Two Ultramax Newbuildings.

This Report on Form 6-K (which includes Exhibit 1), except for the paragraph in Exhibit 1 beginning with “Aristides Pittas, Chairman and CEO of EuroDry commented:” and the succeeding three paragraphs, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-273254) filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 14, 2023 and the Company’s Registration Statement on Form F-3 (File No. 333-273258) filed with the Commission on July 14, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURODRY LTD.

Dated: November 14, 2025	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

         Exhibit 1

EuroDry Ltd.

Reports Results for the Quarter and Nine-Month Period Ended September 30, 2025 and Announces Debt Financing Arrangements for its Two Ultramax Newbuildings

Maroussi, Athens, Greece – November 13, 2025– EuroDry Ltd. (NASDAQ: EDRY, the “Company” or “EuroDry”), an owner and operator of drybulk vessels and provider of seaborne transportation for drybulk cargoes, announced today its results for the three and nine-month periods ended September 30, 2025.

Third Quarter 2025 Highlights:

•

Total net revenues for the quarter of $14.4 million.

•

Net loss attributable to controlling shareholders, of $0.7 million or $0.24 loss per share basic and diluted.

•

Adjusted net loss1 attributable to controlling shareholders for the quarter of $0.6 million or $0.23 adjusted loss per share attributable to controlling shareholders basic and diluted.

•

Adjusted EBITDA1 for the quarter was $4.1 million.

•

An average of 12.0 vessels were owned and operated during the third quarter of 2025 earning an average time charter equivalent rate of $13,232 per day.

•

To-date, about $5.3 million has been used to repurchase 334,674 shares of the Company, under our share repurchase plan of up to $10 million, announced in August 2022. The Board approved the continuation of the share repurchase plan for a further year in August 2025 and will review it again after a period of twelve months.

Nine Months 2025 Highlights:

•

Total net revenues of $34.9 million.

•

Net loss attributable to controlling shareholders was $7.4 million or $2.71 loss per share basic and diluted.

•

Adjusted net loss1 attributable to controlling shareholders for the period was $9.3 million or $3.39 adjusted loss per share attributable to controlling shareholders basic and diluted1, which excludes among other items the net gain on sale of one of our vessels of $2.1 million.

•

Adjusted EBITDA1 was $5.0 million.

•

An average of 12.3 vessels were owned and operated during the first nine months of 2025 earning an average time charter equivalent rate of $10,210 per day.

1Adjusted EBITDA, Adjusted net loss attributable to controlling shareholders and Adjusted loss per share attributable to controlling shareholders are not recognized measurements under US GAAP (GAAP) and should not be used in isolation or as a substitute for EuroDry’s financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Recent developments and financing arrangements:

•

As previously announced, the Company on August 24, 2025, signed an agreement to sell M/V Eirini P., a 76,466 dwt drybulk vessel, built in 2004. The vessel was sold to an unaffiliated third party, for approximately $8.5 million. The vessel was delivered to its buyers on October 21, 2025. The Company recorded a gain on the sale of approximately $0.7 million which has been recorded on delivery of the vessel in October 2025.

•

On October 30, 2025, the Company signed a term sheet with Eurobank S.A. in order to refinance the loan of M/V Yannis Pittas with a tranche of $13.5 million along with a tranche to partly finance the construction of Hull No XY166 (M/V “Troboni”) with an additional loan of up to $26 million for a total loan of up to $39.5 million. The agreement is subject to customary documentation.

•

On November 3, 2025, the Company signed a loan agreement with Crediabank S.A. for a loan up to $26.9 million to fully finance the remaining pre-delivery instalments during the construction period and partly the final payment at delivery of Hull No XY164 (M/V “Aristeidis”).

Aristides Pittas, Chairman and CEO of EuroDry, commented: “During the third quarter of 2025 as well as during the month of October and the beginning of November of 2025, the drybulk market continued improving with average Ultramax spot earnings being just below $15,000/day during the third quarter and exceeding $17,000 /day since the beginning of October, with one year time charter rates for such vessels ranging between $15,000 and $16,000/day during October and November. Similarly, average Kamsarmax earnings have been between $15,000 and $17,000 since the beginning of the third quarter with an upward trend.

“Our results for the third quarter do not reflect this improvement since the majority of our charters had been finalized earlier at lower market levels. We are confident though that this market improvement will be reflected in Q4.

“During the third quarter and the following period, we took significant steps to improve our liquidity by refinancing one of our ships, selling one of our elder vessels and, furthermore, partly financing the pre-delivery payments of our newbuildings, thus, increasing our liquidity by approximately $15 million by the end of 2025. In the context of financing our newbuildings, we welcome Credia Bank to our group of financiers, and we look forward to extending our cooperation in the future.

“These steps along with the improved market levels which are expected to result in positive cash flow generation from our fleet put us in a position to continue our fleet renewal and expansion plans in 2026 undeterred by the continuing economic and geopolitical uncertainty for the long-term benefit of our shareholders.”

Tasos Aslidis, Chief Financial Officer of EuroDry commented: “Comparing our results for the third quarter of 2025 with the same period of 2024, our net revenues slightly decreased by about $0.3 million, due to the decreased number of vessels as compared to the third quarter of 2024.  The time charter equivalent rates our vessels earned for the period were approximately at the same levels compared to the time charter equivalent rates our vessels earned in the third quarter of 2024. Operating expenses, including management fees, increased from $6,147 per vessel per day in the third quarter of 2024 to $6,328 in the third quarter of 2025 mainly due to the depreciation of the US dollar, while General and Administrative expenses averaged $685 per vessel per day during the third quarter of 2025 as compared to $704 per vessel per day for the same quarter of last year partly due to lower (non-cash) cost of the Company’s stock incentive plan.

“Adjusted EBITDA during the third quarter of 2025 was $4.1 million compared to $0.5 million achieved for the third quarter of last year. As of September 30, 2025, our outstanding debt (excluding the unamortized loan fees) was $97.9 million while unrestricted and restricted cash was $11.9 million. As of the same date, our scheduled debt repayments including balloon payments over the next 12 months amounted to about $12.5 million (excluding the unamortized loan fees) and all our loan covenants are satisfied.”

Third Quarter 2025 Results:

For the third quarter of 2025, the Company reported total net revenues of $14.4 million representing a 2.2% decrease over total net revenues of $14.7 million during the third quarter of 2024, which was primarily the result of the decreased average number of vessels operating in the third quarter of 2025 compared to the corresponding period of 2024. On average, 12.0 vessels were owned and operated during the third quarter of 2025 earning an average time charter equivalent rate of $13,232 per day compared to 13.0 vessels in the same period of 2024 earning on average $13,105 per day.

For the third quarter of 2025, voyage expenses, net amounted to $1.2 million compared to $1.5 million for the same period in 2024, mainly reflecting costs related to vessels repositioning between charters and expenses incurred during operational off-hire periods.

Vessel operating expenses decreased to $5.9 million for the third quarter of 2025 from $6.3 million for the third quarter of 2024. The decrease is attributable to the decreased number of vessels operating in the third quarter of 2025 compared to the corresponding period in 2024.

Vessel depreciation for the third quarter of 2025 amounted to $3.1 million, compared to $3.5 million for the same period of 2024. This decrease is again due to the lower number of vessels operating in the third quarter of 2025 as compared to the same period of 2024.

General and administrative expenses remained at the same level of $0.8 million in the third quarter of 2025 and 2024.

Related party management fees for the period remained at the same level of $1.1 million compared to the same period of last year. This was the result of the decreased number of vessels owned and operated in the third quarter of 2025, offset by the adjustment for inflation in the daily vessel management fee, effective from January 1, 2025, increasing it from 810 Euros to 840 Euros and the unfavorable movement of the euro/dollar exchange rate.

During the third quarter of 2025, one of our vessels completed her special survey with drydocking which commenced in the second quarter of 2025, for a total cost of $1.1 million. The additional cost of $0.2 million relates to expenses incurred in relation to an upcoming special survey with drydocking. During the third quarter of 2024, four of our vessels completed their special survey with drydocking, for a total cost of $4.5 million.

Interest and other financing costs for the third quarter of 2025 amounted to $1.7 million compared to $2.0 million for the same period of 2024. Interest expense during the third quarter of 2025 was lower mainly due to the decreased benchmark rates of our loans, partly offset by the increased average debt during the third quarter of 2025, as compared to the same period of last year.

For the three months ended September 30, 2025, the Company recognized a $0.03 million realized gain and a $0.025 unrealized loss on one interest rate swap contract. For the three months ended September 30, 2024, the Company recognized a $0.3 million unrealized loss and a $0.05 million realized gain on one interest rate swap contract.

Interest income for the third quarter of 2025 amounted to $0.15 million compared to $0.02 million interest income for the same period of 2024. The increase in interest income is attributable to higher cash balances maintained during the third quarter of 2025 compared to the corresponding period in 2024.

The Company reported a net loss for the period of $0.5 million and a net loss attributable to controlling shareholders of $0.7 million, as compared to a net loss of $5.2 million and a net loss attributable to controlling shareholders of $4.2 million for the same period of 2024. The net income attributable to the non-controlling interest of $0.2 million in the third quarter of 2025 represents the income attributable to the 39% ownership of the entities owning the M/V Christos K and M/V Maria represented by NRP Project Finance AS (“NRP investors”) (the “Partnership”).

Adjusted EBITDA for the third quarter of 2025 was $4.1 million compared to $0.5 million achieved during the third quarter of 2024.

Basic and diluted loss per share attributable to controlling shareholders for the third quarter of 2025 was $0.24 calculated on 2,766,597 basic and diluted weighted average number of shares outstanding, compared to loss per share attributable to controlling shareholders of $1.53 calculated on 2,729,603 basic and diluted weighted average number of shares outstanding for the third quarter of 2024.

Excluding the effect on the net loss attributable to controlling shareholders for the quarter of the unrealized loss / (gain) on derivatives, the adjusted loss attributable to controlling shareholders for the quarter ended September 30, 2025 would have been $0.23 per share basic and diluted, compared to adjusted loss attributable to controlling shareholders of $1.42 per share basic and diluted, for the quarter ended September 30, 2024. Usually, security analysts do not include the above item in their published estimates of earnings per share.

First Nine Months 2025 Results:

For the first nine months of 2025, the Company reported total net revenues of $34.9 million representing a 25.1% decrease over total net revenues of $46.6 million during the first nine months of 2024, which was mainly the result of the decreased number of vessels operated during the nine-month period of 2025 compared to the same period of 2024 and the decreased charter rates earned. On average, 12.3 vessels were owned and operated during the first nine months of 2025 earning an average time charter equivalent rate of $10,210 per day compared to 13.0 vessels in the same period of 2024 earning on average $13,339 per day.

For the nine months of 2025, voyage expenses, net, were $3.7 million compared to $5.2 million for the same period in 2024, mainly reflecting costs related to vessels repositioning between charters and expenses incurred during operational off-hire periods.

Vessel operating expenses were $18.7 million for the nine months of 2025 as compared to $19.1 million for the same period of 2024. The decrease is mainly attributable to the decreased number of vessels operating in the first nine months of 2025 compared to the corresponding period of 2024.

Vessel depreciation for the first nine months of 2025 was $9.5 million compared to $10.4 million during the same period of 2024, mainly due to the lower number of vessels operating in the same period.

Related party management fees for the first nine months of 2025 were increased to $3.3 million from $3.2 million for the same period of 2024 as a result of an adjustment for inflation in the daily vessel management fee, effective from January 1, 2025, increasing the daily vessel management fee from 810 Euros to 840 Euros and the unfavorable movement of the euro/dollar exchange rate partly offset by the decreased number of vessels operating during the period.

General and administrative expenses remained at the same levels of $2.4 million compared to the same period of last year.

In the first nine months of 2025, one vessel completed her intermediate survey in water, and another one completed her special survey with drydocking for a total cost of $1.5 million. The additional cost of $0.2 million relates to expenses incurred in relation to an upcoming special survey with drydocking. During the same period of 2024, seven of our vessels completed their special survey with drydocking for a total cost of $8.2 million.

On January 29, 2025, the Company signed an agreement to sell M/V Tasos, a 75,100 dwt drybulk vessel, built in 2000, for demolition, for approximately $5 million. The vessel was delivered to its buyers, an unaffiliated third party, on March 17, 2025, resulting in a gain on sale of $2.1 million.

Interest and other financing costs for the first nine months of 2025 amounted to $5.2 million compared to $6.0 million for the same period of 2024. This decrease is mainly due to the decreased benchmark rates of our loans, partly offset by the increased average debt during the first nine months of 2025, as compared to the same period of last year.

For the nine months ended September 30, 2025, the Company recognized a $0.2 million unrealized loss and a $0.1 million realized gain on one interest rate swap. For the nine months ended September 30, 2024, the Company recognized a $0.1 million unrealized loss and a $0.2 million realized gain on one interest rate swap as well as a $1.3 million unrealized gain and $1.0 million realized loss on FFA contracts.

Interest income for the first nine months of 2025 amounted to $0.2 million compared to $0.1 million interest income for the same period of 2024. The increase of interest income is attributable to higher cash balances maintained during the first nine months of 2025 compared to the corresponding period in 2024.

The Company reported a net loss for the period of $7.6 million and a net loss attributable to controlling shareholders of $7.4 million, as compared to a net loss of $7.4 million and a net loss attributable to controlling shareholders of $6.4 million, for the first nine months of 2024. The net loss attributable to the non-controlling interest of $0.2 million in the first nine months of 2025 represents the loss attributable to the 39% ownership of the Partnership.

Adjusted EBITDA for the first nine months of 2025 was $5.0 million compared to $7.6 million achieved during the first nine months of 2024.

Basic and diluted loss per share attributable to controlling shareholders for the first nine months of 2025 was $2.71, calculated on 2,747,171 basic and diluted weighted average number of shares outstanding compared to loss per share attributable to controlling shareholders of $2.34, calculated on 2,724,521 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the net loss attributable to controlling shareholders for the first nine months of the year of the unrealized  loss / (gain) on derivatives and the net gain on sale of a vessel, the adjusted loss attributable to controlling shareholders for the nine-month period ended September 30, 2025, would have been $3.39 per share basic and diluted, compared to adjusted loss attributable to controlling shareholders of $2.77 per share basic and diluted, for the nine-month period ended September 30, 2024. As previously mentioned, usually, security analysts do not include the above items in their published estimates of earnings per share.

Fleet Profile:

The EuroDry Ltd. fleet profile is as follows:

Name	Type	Dwt	Year Built	Employment(*)	TCE Rate ($/day)
Dry Bulk Vessels
EKATERINI	Kamsarmax	82,006	2018	Ballasting, in search of employment
XENIA	Kamsarmax	82,019	2016	TC until Dec-25	$15,000
ALEXANDROS P.	Ultramax	63,127	2017	TC until Dec-25	$26,000
CHRISTOS K***	Ultramax	63,197	2015	TC until Nov-25	$30,000
YANNIS PITTAS	Ultramax	63,243	2014	TC until Nov-26	Hire 115% of the Average Baltic Supramax S10TC index(**)
MARIA***	Ultramax	63,153	2015	TC until Mar-26	Hire 115% of the Average Baltic Supramax S10TC index(**)
GOOD HEART	Ultramax	62,996	2014	TC until Mar-26	Hire 115% of the Average Baltic Supramax S10TC index(**)
MOLYVOS LUCK	Supramax	57,924	2014	TC until June-26	Hire 101% of the Average Baltic Supramax S10TC index(**)
SANTA CRUZ	Panamax	76,440	2005	TC until Nov-25	$13,750
STARLIGHT	Panamax	75,611	2004	TC until Dec-25	$12,500
BLESSED LUCK	Panamax	76,704	2004	TC until Dec-25	$15,800 plus a GBB(****) of $580,000
Total Dry Bulk Vessels	11	766,420

Vessels under construction	Type	Dwt	To be delivered
SBC XY164 (ARISTEIDIS)	Ultramax	63,500	Q2 2027
SBC XY166 (TROBONI )	Ultramax	63,500	Q3 2027
Total under construction	2	127,000

Note:

(*)

TC denotes time charter. Charter duration indicates the earliest redelivery date

(**)

The average Baltic Supramax S10TC Index is an index based on ten Supramax time charter routes.

(***)

The entity owning the vessel is 61% owned by EuroDry Ltd. and 39% by NRP Investors.

(****)

Gross Ballast Bonus.

Summary Fleet Data:

	3 months, ended September 30, 2024	3 months, ended September 30, 2025	9 months, ended September 30, 2024	9 months, ended September 30, 2025
FLEET DATA
Average number of vessels (1)	13.0	12.0	13.0	12.3
Calendar days for fleet (2)	1,196.0	1,104.0	3,562.0	3,351.0
Scheduled off-hire days incl. laid-up (3)	105.9	26.3	196.9	34.4
Available days for fleet (4) = (2) - (3)	1,090.1	1,077.7	3,365.1	3,316.6
Commercial off-hire days (5)	-	-	4.5	13.9
Operational off-hire days (6)	16.1	7.6	44.9	26.4
Voyage days for fleet (7) = (4) - (5) - (6)	1,074.0	1,070.1	3,315.7	3,276.3
Fleet utilization (8) = (7) / (4)	98.5%	99.3%	98.5%	98.8%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	100.0%	100.0%	99.9%	99.6%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	98.5%	99.3%	98.7%	99.2%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	13,105	13,232	13,339	10,210
Vessel operating expenses excl. drydocking expenses (12)	6,147	6,328	6,242	6,567
General and administrative expenses (13)	704	685	685	718
Total vessel operating expenses (14)	6,851	7,013	6,927	7,285
Drydocking expenses (15)	3,776	1,184	2,301	515

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

 (2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was owned by us including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

 (3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up.

 (4) Available days. We define available days as the total number of Calendar days in a period net of scheduled off-hire days incl. laid up. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

 (5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

 (6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Average time charter equivalent rate, or average TCE, is a measure of the average daily net revenue performance of our vessels. Our method of calculating average TCE is determined by dividing time charter revenue and voyage charter revenue, if any, net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract or are related to repositioning the vessel for the next charter. Average TCE provides additional meaningful information in conjunction with time charter revenue and voyage charter revenue, if any, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and because we believe that it provides useful information to investors regarding our financial performance. Average TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods. Our definition of average TCE may not be comparable to that used by other companies in the shipping industry.

(12) We calculate daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and related party management fees by dividing vessel operating expenses and related party management fees by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expenses are calculated by us by dividing general and administrative expenses by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. We compute TVOE as the sum of vessel operating expenses, related party management fees and general and administrative expenses; drydocking expenses are not included. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Daily drydocking expenses are calculated by us by dividing drydocking expenses by the fleet calendar days for the relevant period. Drydocking expenses include expenses during drydockings that would have been capitalized and amortized under the deferral method. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking costs as incurred.

Conference Call and Webcast:

Today, November 13, 2025 at 11:30 a.m. Eastern Time, the Company's management will host a conference call and webcast to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In). Please quote “EuroDry” to the operator and/or conference ID 13757175. Click here for additional participant International Toll -Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

Audio webcast - Slides Presentation:

There will be a live and then archived webcast of the conference call and accompanying slides, available on the Company’s website. To listen to the archived audio file, visit our website http://www.eurodry.gr and click on Company Presentations under our Investor Relations page. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast. The slide presentation for the third quarter ended September 30, 2025, will also be available in PDF format 10 minutes prior to the conference call and webcast, accessible on the company's website (www.eurodry.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

EuroDry Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended September 30,	Three Months Ended September 30,	Nine Months Ended September 30,	Nine Months Ended September 30,
	2024	2025	2024	2025
	(unaudited)		(unaudited)
Revenues
Time charter revenue	15,574,434	15,343,668	49,393,224	37,144,712
Commissions	(860,189)	(952,751)	(2,816,503)	(2,266,771)
Net revenues	14,714,245	14,390,917	46,576,721	34,877,941

Operating expenses
Voyage expenses, net	1,500,201	1,184,136	5,164,605	3,693,486
Vessel operating expenses	6,284,099	5,893,652	19,077,803	18,732,381
Drydocking expenses	4,515,874	1,307,379	8,194,782	1,726,852
Vessel depreciation	3,464,975	3,087,215	10,363,906	9,517,787
Related party management fees	1,067,742	1,092,950	3,154,424	3,275,137
General and administrative expenses	841,997	756,406	2,439,245	2,404,997
Net gain on sale of vessel	-	-	-	(2,083,596)
Total Operating expenses	(17,674,888)	(13,321,738)	(48,394,765)	(37,267,044)

Operating (loss) / income	(2,960,643)	1,069,179	(1,818,044)	(2,389,103)

Other income / (expenses)
Interest and other financing costs	(1,955,868)	(1,707,695)	(6,046,611)	(5,235,315)
(Loss) / gain on derivatives, net	(248,277)	3,991	385,329	(110,971)
Foreign exchange loss	(30,180)	(13,035)	(20,111)	(47,798)
Interest income	16,166	145,173	77,717	168,032
Other expenses, net	(2,218,159)	(1,571,566)	(5,603,676)	(5,226,052)
Net loss	(5,178,802)	(502,387)	(7,421,720)	(7,615,155)
Net loss / (income) attributable to non-controlling interest	999,403	(171,090)	1,049,482	167,485
Net loss attributable to controlling shareholders	(4,179,399)	(673,477)	(6,372,238)	(7,447,670)
Loss per share attributable to controlling shareholders, basic and diluted	(1.53)	(0.24)	(2.34)	(2.71)
Weighted average number of shares, basic and diluted	2,729,603	2,766,597	2,724,521	2,747,171

EuroDry Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2024	September 30, 2025

ASSETS
Current Assets:
Cash and cash equivalents	6,711,327	6,712,559
Trade accounts receivable, net	8,433,076	4,055,739
Other receivables	1,112,856	1,042,532
Inventories	2,097,083	1,127,702
Restricted cash	1,587,268	1,966,176
Derivative	120,675	66,555
Prepaid expenses	474,488	595,897
Asset held for sale	2,789,715	7,564,527
Total current assets	23,326,488	23,131,687

Fixed assets:
Advances for vessels under construction	7,188,614	7,190,317
Vessels, net	185,465,570	168,583,842
Long-term assets:
Restricted cash	3,610,000	3,200,000
Derivative	144,523	-
Total assets	219,735,195	202,105,846

LIABILITIES, AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term bank loans, current portion	11,810,351	12,237,953
Trade accounts payable	2,668,490	1,910,764
Accrued expenses	3,854,066	2,397,597
Deferred revenue	247,294	1,500,538
Due to related companies	181,014	188,460
Total current liabilities	18,761,215	18,235,312

Long-term liabilities:
Long term bank loans, net of current portion	95,381,535	84,883,010
Derivative	-	9,171
Total long-term liabilities	95,381,535	84,892,181
Total liabilities	114,142,750	103,127,493

Shareholders' equity:
Common stock (par value $0.01, 200,000,000 shares authorized, 2,826,697 issued and outstanding)	28,266	28,266
Additional paid-in capital	67,751,242	68,362,305
Retained earnings	28,958,375	21,510,705
Total shareholders' equity attributable to EuroDry Ltd. shareholders	96,737,883	89,901,276
Non-controlling interest	8,854,562	9,077,077
Total shareholders’ equity	105,592,445	98,978,353
Total liabilities and shareholders' equity	219,735,195	202,105,846

EuroDry Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Nine Months Ended September 30,	Nine Months Ended September 30,
	2024	2025

Cash flows from operating activities:
Net loss	(7,421,720)	(7,615,155)
Adjustments to reconcile net loss to net cash provided by operating activities:
Vessel depreciation	10,363,906	9,517,787
Net gain on sale of vessel	-	(2,083,596)
Amortization and write off of deferred charges	191,069	216,577
Share-based compensation	706,162	611,063
Unrealized (gain) / loss on derivatives	(1,175,999)	207,814
Changes in operating assets and liabilities	3,089,806	4,317,229
Net cash provided by operating activities	5,753,224	5,171,719

Cash flows from investing activities:
Cash paid for vessel acquisitions and capitalized expenses	(1,102,130)	(121,571)
Net proceeds from vessel sale	-	4,819,195
Cash paid for vessels under construction	-	(1,703)
Net cash (used in) / provided by investing activities	(1,102,130)	4,695,921

Cash flows from financing activities:
Contributions made by non-controlling shareholders	-	390,000
Cash paid for share repurchases	(974,070)	-
Repayment of long-term bank loans	(10,197,500)	(10,287,500)
Net cash used in financing activities	(11,171,570)	(9,897,500)

Net decrease in cash, cash equivalents and restricted cash	(6,520,476)	(29,860)
Cash, cash equivalents and restricted cash at beginning of period	14,099,593	11,908,595
Cash, cash equivalents and restricted cash at end of period	7,579,117	11,878,735

        Cash breakdown

Cash and cash equivalents	2,649,201	6,712,559
Restricted cash, current	1,339,916	1,966,176
Restricted cash, long term	3,590,000	3,200,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	7,579,117	11,878,735

EuroDry Ltd.

Reconciliation of Net loss to Adjusted EBITDA

(All amounts expressed in U.S. Dollars)

	Three Months Ended September 30, 2024	Three Months Ended September 30, 2025	Nine Months Ended September 30, 2024	Nine Months Ended September 30, 2025
Net loss	(5,178,802)	(502,387)	(7,421,720)	(7,615,155)
Interest and other financing costs, net (incl. interest income)	1,939,702	1,562,522	5,968,894	5,067,283
Vessel depreciation	3,464,975	3,087,215	10,363,906	9,517,787
Unrealized gain on Forward Freight Agreement derivatives	-	-	(1,287,720)	-
Loss / (gain) on interest rate swap derivative	248,277	(3,991)	(52,426)	110,971
Net gain on sale of vessel	-	-	-	(2,083,596)
Adjusted EBITDA	474,152	4,143,359	7,570,934	4,997,290

Adjusted EBITDA Reconciliation:

EuroDry Ltd. considers Adjusted EBITDA to represent net loss before interest and other financing costs, net of interest income, income taxes, vessel depreciation, unrealized gain on Forward Freight Agreement derivatives (“FFAs”), loss / (gain) on interest rate swap derivative and net gain on sale of vessel.  Adjusted EBITDA does not represent and should not be considered as an alternative to net loss, as determined by United States generally accepted accounting principles, or GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance because the Company believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods of, financial costs, unrealized  lgain on FFAs, loss / (gain) on interest rate swap derivative, net gain on sale of vessel and vessel depreciation. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

EuroDry Ltd.

Reconciliation of Net loss attributable to controlling shareholders to Adjusted net loss attributable to controlling shareholders

(All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended September 30, 2024	Three Months Ended September 30, 2025	Nine Months Ended September 30, 2024	Nine Months Ended September 30, 2025
Net loss attributable to controlling shareholders	(4,179,399)	(673,477)	(6,372,238)	(7,447,670)
Unrealized loss / (gain) on derivatives	303,017	25,189	(1,175,999)	207,814
Net gain on sale of vessel	-	-	-	(2,083,596)
Adjusted net loss attributable to controlling shareholders	(3,876,382)	(648,288)	(7,548,237)	(9,323,452)
Adjusted loss per share attributable to controlling shareholders, basic and diluted	(1.42)	(0.23)	(2.77)	(3.39)
Weighted average number of shares, basic and diluted	2,729,603	2,766,597	2,724,521	2,747,171

Adjusted net loss attributable to controlling shareholders and Adjusted loss per share attributable to controlling shareholders Reconciliation:

EuroDry Ltd. considers Adjusted net loss attributable to controlling shareholders to represent net loss before unrealized loss / (gain) on derivatives, which includes FFAs and interest rate swap, and net gain on sale of vessel. Adjusted net loss attributable to controlling shareholders and Adjusted loss per share attributable to controlling shareholders are included herein because we believe they assist our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of unrealized loss / (gain) on derivatives and net gain on sale of vessel, which may significantly affect results of operations between periods.

Adjusted net loss attributable to controlling shareholders and Adjusted loss per share attributable to controlling shareholders do not represent and should not be considered as an alternative to net loss attributable to controlling shareholders or loss per share attributable to controlling shareholders, as determined by GAAP. The Company's definition of Adjusted net loss attributable to controlling shareholders and Adjusted loss per share attributable to controlling shareholders may not be the same as that used by other companies in the shipping or other industries. Adjusted net loss attributable to controlling shareholders and Adjusted loss per share attributable to controlling shareholders are not adjusted for all non-cash income and expense items that are reflected in our statement of cash flows.

About EuroDry Ltd.

EuroDry Ltd. was formed on January 8, 2018 under the laws of the Republic of the Marshall Islands to consolidate the drybulk fleet of Euroseas Ltd into a separate listed public company. EuroDry was spun-off from Euroseas Ltd on May 30, 2018; it trades on the NASDAQ Capital Market under the ticker EDRY.

EuroDry operates in the dry cargo, drybulk shipping market. EuroDry's operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company and Eurobulk (Far East) Ltd. Inc., which are responsible for the day-to-day commercial and technical management and operations of the vessels. EuroDry employs its vessels on spot and period charters and under pool agreements.

The Company has a fleet of 11 vessels, including 3 Panamax drybulk carriers, 5 Ultramax drybulk carriers, 2 Kamsarmax drybulk carriers and 1 Supramax drybulk carrier. EuroDry’s 11 drybulk carriers have a total cargo capacity of 766,420 dwt.  After the delivery of two Ultramax vessels in 2027, the Company’s fleet will consist of 13 vessels with a total carrying capacity of 893,420 dwt.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.eurodry.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer EuroDry Ltd. 11 Canterbury Lane, Watchung, NJ07069 Tel. (908) 301-9091 E-mail: aha@eurodry.gr	Nicolas Bornozis /Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY10169 Tel. (212) 661-7566 E-mail: eurodry@capitallink.com